INDOSAT FILES ITS ANNUAL REPORT ON FORM 20-F

AND 2011 ANNUAL REPORT

Jakarta, April 30, 2012– PT Indosat Tbk (“Indosat” or the “Company”; NYSE: IIT; IDX: ISAT), today announced that its Annual Report on Form 20-F, which includes audited financial statements for its fiscal year ended December 31, 2011 (“Form 20-F”), has been filed with the U.S. Securities and Exchange Commission. The Company’s 2011 Annual Report (“Glossy Annual Report”) has also been filed with the Indonesian Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”). Both the Form 20-F and the Glossy Annual Report have been posted on the Company’s website at http://www.indosat.com/, under the “Investor Relations” section. The Form 20-F is also available online at http://www.sec.gov.

Shareholders may receive a hard copy of the Company’s complete audited financial statements for the year ended December 31, 2011, free of charge upon request by contacting investor@indosat.com by e-mail.

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the end of 2011, it has more than 50 million cellular subscribers through its brands, among others Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-30442615

Fax :

62-21-30003757

Email :

investor@indosat.com

Corporate Secretary

Tel:

62-21-30442614

Fax:

62-21-30003754

Website:

www.indosat.com

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States in the absent of registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.